UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Hackrod Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    February 21, 2017

Physical address of issuer
2220 N. Venture Ave., Unit A, Ventura, CA 93001

Website of issuer
hackrod.com

Current number of employees
11

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$604,339.03	$214,354.00
Cash & Cash Equivalents	$425,711.94	$214,354.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$150,000.00	$0.00
Long-term Debt	$337,015.89	$31,000.00
Revenues/Sales	$483,475.00	$0.00
Cost of Goods Sold	$52,934.16	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$29,459.16	-$159,757.00

April 30, 2019

FORM C-AR

Hackrod Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Hackrod Inc. , a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at hackrod.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Hackrod Inc. (the "Company") is a Delaware Corporation, formed on February 21, 2017.

The Company is located at 2220 N. Venture Ave., Unit A, Ventura, CA 93001.

The Company's website is hackrod.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Hackrod is creating a cloud-based software platform for transport designers and hobbyists. By linking Artificial Intelligence, engineering simulators, industrial 3D printing and a distributed supply network Hackrod will allow the consumer to have a hand in the creation of bespoke vehicle solutions.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.
The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information. The expenses associated with protecting our information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities.

Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Michael McCoy, the Chief Executive Officer, Felix Holst, the Chief Product Officer, Douglas Ramsey, the Chief Development Officer and Curtis Bech, the Chief Financial Officer of the Company. The Company has or intends to enter into employment agreements with Michael McCoy, Felix Holst, Douglas Ramsey and Curtis Bech although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Michael McCoy, Felix Holst, Douglas Ramsey and/or Curtis Bech could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property

infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Michael McCoy, Felix Holst, and Dr. Slade Gardner in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Michael McCoy, Felix Holst, and Dr. Slade Gardner die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the

system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.
We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.
Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries such as vehicle design and manufacturing where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.
We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and

payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.
In addition to the technologies we develop, our suppliers will develop product innovations at our direction that are requested by our customers. Further, we will rely heavily on our component suppliers, although currently not dependent on suppliers as of right now. In the future, they will provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing

budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Government mandated safety standards are costly and technologically challenging.

Meeting or exceeding government-mandated safety standards is costly and often technologically challenging, especially where one or more government mandated standards may conflict. Government safety standards require manufacturers to remedy defects related to motor vehicle safety through safety recall campaigns, and a manufacturer is obligated to recall vehicles if it determines that they do not comply with a safety standard. Should we or government safety regulators determine that a safety or other defect or noncompliance exists with respect to certain of our vehicles, there could be a recall of a product and/or a significant increase in warranty claims, the costs of which could be substantial.

We may be subject to litigation despite compliance with regulations and industry standards.
We spend substantial resources ensuring that we comply with governmental safety regulations, mobile and stationary source emissions regulations, and other standards. Compliance with governmental standards, however, does not necessarily prevent individual or class actions, which can entail significant cost and risk. In certain circumstances, courts may permit tort claims even where our vehicles comply with federal and/or other applicable law. Litigation also is inherently expensive and uncertain, and we could experience significant adverse results, including negative public opinion.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Hackrod is creating a cloud-based software platform for transport designers and hobbyists. By linking Artificial Intelligence, engineering simulators, industrial 3D printing and a distributed supply network Hackrod will allow the consumer to have a hand in the creation of bespoke vehicle solutions.

Business Plan

The companies business strategy leverages the experience of its founders in three key strategic areas, Media, Design, and Advanced Manufacturing to develop a concierge service for bespoke vehicle design and manufacturing. The long term goals of the company are to develop and own a software platform that will democratize complex design and manufacturing, connect specialist suppliers, and make it as easy to design a car as playing a video game.

The Company's Products and/or Services

Product / Service	Description	Current Market
Media Design Manufacturing	Bespoke vehicle design for media and motorsports. Research and development of cutting edge manufacturing solutions. Specifically large 3D printing.	Entertainment industry, motorcycle and auto racing, aerospace and defense contracts.

Our first production vehicle, the 'Bandita' sports car will be prototyped with the proceeds of the Regulation CF offering. This single car will serve as the proof of concept for a connected technology platform that in the future will automate the complex tasks and allow consumers design their own vehicles to personal specifications.

Competition

The Company's primary competitors are Local Motors, Divergent 3D.

The fledgling world of on demand vehicle manufacturers is dominated by the two companies listed above. However, we see our advantage in the area of consumer as cocreator. As advanced manufacturing comes on line the cost of manufacturing individual products has plummeted. We are entering an age where every product manufactured can be unique without the need for expensive tooling and the Company aims to combine this advantage with developments in AI driven design software to allow our clients to have a hand in creating exactly what they want with guaranteed success. We plan to follow the principle set out in the foot ware industry by Nike ID and Mi Adidas and apply it to vehicle design and manufacturing.

Customer Base

The Company's customers are primarily in the Entertainment, Motorsports, custom car and defense markets

Intellectual Property

Trademarks

Serial #	Goods / Services	Mark	File Date	Registration Date	Country
88358625	Services	AUTONOMO	3/27/2019	Pending	USA

Patents

The Company expects to submit several patent applications to the USPTO over the next 30 to 60 days.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities as well as to the laws and regulations of international countries and bodies, such as the European Union (the "EU"). These laws and regulations are subject to change. Additionally, we anticipate that the Low Volume Vehicle Manufacturing Act will over time create much higher demand for bespoke vehicles and motorcycles.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 2220 N. Venture Ave., Unit A, Ventura A, CA 93001.

The Company has no additional addresses.

The Company conducts business in California.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Michael McCoy

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer, Secretary, Treasurer & Director at Hackrod Inc., January 2015-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Executive Officer, Secretary, Treasurer & Director at Hackrod Inc., January 2015-Present
Chief Executive Officer, Director, Producer at Bandito Brothers, January 2016-February 2016

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Michael McCoy

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer, Secretary, Treasurer & Director at Hackrod Inc., January 2015-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Executive Officer, Secretary, Treasurer & Director at Hackrod Inc., January 2015-Present
Chief Executive Officer, Director, Producer at Bandito Brothers, January 2016-February 2016

Name

Curtis Bech

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Financial Officer at Hackrod, Inc., August 2018-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Financial Officer at Hackrod, Inc., August 2018-Present
Enterprise Effectiveness at Highmark Health, February 2018 - October 2018
Director of Corporate Finance Capital Projects at Arconic, January 2017 – December 2017
Portfolio Director at Arconic Ventures, June 2015 – December 2016

Name

Douglas Ramsey

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Technology Officer at Hackrod, Inc., April 2016-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Technology Officer at Hackrod, Inc., April 2016-Present
Vice President of Business Development at Citrine Informatics, October 2016-May 2018

Name

Felix Holst

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Product Officer, Hackrod Inc., January 2015-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Product Officer at Hackrod Inc., January 2015-Present
Vice President Creative (Wheels Division) at Mattel, 2009-2015

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 11 full-time and part-time employees total in US, Japan, UK

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	12,083,037
Voting Rights	Yes
Anti-Dilution Rights	No

Type of security	Convertible Note
Amount outstanding	$112,500
Issuance Date	October 2017
Maturity Date	The earlier of (i) eighteen (18) months from the issuance date or (ii) upon the occurrence of an event of default.
Interest Rate	5%
Conversion Terms	Automatically convert into shares of the Company's common stock at a conversion discount of 20.0% or a conversion cap of $4,000,000.00, in the event of a qualified equity financing of not less than $1,000,000.00, prior to the maturity date.
Other Material Terms	As additional consideration towards the agreement, the Company entered into an Option Agreement to issue one additional convertible note at a face value of $150,000.00, and at an exercise price of $150,000.00. The terms of the convertible note in the Option Agreement are at the same as the terms of the convertible notes issued. The purchaser has the right to exercise the option until the date of the closing of a qualified equity financing. The option would terminate on the date of closing a sale of the Company and/or upon the expiration of the exercise period.

Type of security	Convertible Note
Amount outstanding	$37,500
Issuance Date	October 2017
Maturity Date	The earlier of (i) eighteen (18) months from the issuance date or (ii) upon the occurrence of an event of default.
Interest Rate	5%
Conversion Terms	Automatically convert into shares of the Company's common stock at a conversion discount of 20.0% or a conversion cap of $4,000,000.00, in the event of a qualified equity financing of not less than $1,000,000.00, prior to the maturity date.
Other Material Terms	N/A

Type of security	Convertible Note
Amount outstanding	$10,000
Issuance Date	January 4, 2018
Maturity Date	The earlier of (i) eighteen (18) months from the issuance date or (ii) upon the occurrence of an event of default.
Interest Rate	5%
Conversion Terms	Automatically convert into shares of the Company's common stock at a conversion discount of 20.0% or a conversion cap of $4,000,000.00, in the event of a qualified equity financing of not less than $1,000,000.00, prior to the maturity date.
Other Material Terms	N/A

Type of security	Convertible Note
Amount outstanding	$150,000
Issuance Date	January 4, 2018
Maturity Date	The earlier of (i) eighteen (18) months from the issuance date or (ii) upon the occurrence of an event of default.
Interest Rate	5%
Conversion Terms	Automatically convert into shares of the Company's common stock at a conversion discount of 20.0% or a conversion cap of $4,000,000.00, in the event of a qualified equity financing of not less than $1,000,000.00, prior to the maturity date.
Other Material Terms	N/A

Securities issued pursuant to Regulation CF:

Type of security	Units of Crowd Notes
Amount outstanding	171,639.04
Voting Rights	No
Anti-Dilution Rights	No

The Company's outstanding debt is $481,639.04 (Convertible Notes and Units of Crowd Notes)

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Units of Crowd Notes	171,639.04	$171,639.04	Business Operations	March 2018	Regulation CF
Convertible Notes	2	$150,000	Business Operations	October 2017	Regulation D

| Convertible Notes | 2 | $160,000 | Business Operations | January 2018 | Regulation D |

Ownership

The company is principally owned by the three founders, with the additional shares owned by an early employee, and two advisors.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Michael McCoy	35.7%
Felix Holst	21.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company incurred net operating expenses of $512,934.16 for the year ending December 31, 2018. The Company generated income from operations of $483,475.00, resulting in a net loss of $29,459.16.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained a net operating loss during the fiscal year ended December 31, 2018. Net operating losses will be carried forward to reduce taxable income in future years. The Company is subject to franchise tax filing requirements in the states of California and Delaware and income tax filing requirements in the State of California The Company's tax filing in the State of Delaware for 2017 will remain subject to review by that State for three years from the original due date, or the date filed, whichever is later.

Liquidity and Capital Resources

In March 2018, the Company conducted an offering pursuant to Regulation CF and raised $$171,639.04.

In addition to the proceeds from the Regulation CF Offering, the Company has capital from the aforementioned convertible note instruments.

Capital Expenditures and Other Obligations

The Company intends to make no material capital expenditures in the future other than computer equipment.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted no transactions with related persons.

Other Transactions

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

(Signature)

Michael McCoy
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

(Signature)

Curtis Bech
(Name)

Chief Financial Officer
(Title)

4/30/19
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Curtis Bech, being the founder of Hackrod Inc. , a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2018, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

(Signature)

Curtis Bech
(Name)

Chief Financial Officer
(Title)

4/30/19
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

HACKROD INC
STATEMENT OF ASSETS, LIABILITIES AND CAPITAL
INCOME TAX BASIS
AS OF DECEMBER 31, 2018

ASSETS

CASH

CNB MAIN CHECKING (7296)	$	424,611.94	
PETTY CASH		1,100.00	
TOTAL CASH		$	**425,711.94**

PROPERTY

LEASEHOLD IMPROVEMENTS	97,110.10	
TOTAL PROPERTY		**97,110.10**

FURNITURE AND EQUIPMENT

PROFESSIONAL EQUIPMENT	23,043.19	
SOFTWARE	2,500.00	
ACCUMULATED DEPRECIAITON	(6,785.00)	
PROJECT - JUDAS MFG SOW	45,000.00	
TOTAL FURNITURE AND EQUIPMENT		**63,758.19**

OTHER ASSETS

DEPOSIT - VENTURA OFFICE RENTAL	9,000.00	
COPYRIGHTS/TRADEMARKS/PATENTS	7,930.50	
INTELLECTUAL PROPERTY	828.30	
TOTAL OTHER ASSETS		**17,758.80**

TOTAL ASSETS	$	**604,339.03**

LIABILITIES

CURRENT LIABILITIES

LOANS PAYABLE-MICHAEL MCCOY	$	2,015.89	
LOAN PAYABLE-CURTIS BECH		12,500.00	
LOAN PAYABLE-DOUG RAMSEY		12,500.00	
CITY NATIONAL BANK LOC		150,000.00	
CONVERTIBLE NOTE TOM MASON		150,000.00	
CONVERTIBLE NOTE CAPITAL TRILLION		112,500.00	
CONVERTIBLE NOTE ACCELERATOR OF T		37,500.00	
CONVERTIBLE NOTE GREG TRACHY		10,000.00	
TOTAL CURRENT LIABILITIES			**487,015.89**

HACKROD INC
STATEMENT OF ASSETS, LIABILITIES AND CAPITAL
INCOME TAX BASIS
AS OF DECEMBER 31, 2018

TOTAL LIABILITIES			**487,015.89**
CAPITAL			
CAPITAL STOCK-MICHAEL McCOY	446.40		
CAPITAL STOCK-FELIX HOIST	269.30		
CAPITAL STOCK-SLADE GARDNER	171.70		
CAPITAL STOCK-FRASER LEE CAMPBELL	56.30		
CAPITAL STOCK-ALLEN MORGAN	56.30		
CAPITAL STOCK-FENWICK & WEST LLP	5.03		
CAPITAL STOCK-CURTIS BECH	600.38		
CAPITAL STOCK-DOUG RAMSEY	756.48		
CAPITAL STOCK-MARIO GRECO	600.38		
CROWD FUNDING	307,424.30		
RETAINED EARNINGS	(163,604.27)		
NET INCOME/<LOSS>	(29,459.16)		
TOTAL CAPITAL		**117,323.14**	
TOTAL LIABILITIES AND CAPITAL		$	**604,339.03**

HACKROD INC
STATEMENT OF REVENUE AND EXPENSES
INCOME TAX BASIS
FOR THE 12 MONTH(S) ENDED DECEMBER 31, 2018

	For the month ended 12/31/18	Year-to-date through 12/31/18	ratio to ytd income
INCOME			
INCOME FROM OPERATIONS			
TECHNICAL CONSULTING SERVICES	$ 450,000.00	$ 450,000.00	93.07
REIMBURSED EXPENSES	0.00	33,475.00	6.92
TOTAL INCOME FROM OPERATIONS	**450,000.00**	**483,475.00**	**100.00**
TOTAL INCOME	**450,000.00**	**483,475.00**	**100.00**
EXPENSES			
ACCOUNTING	0.00	1,400.00	0.28
ADMINISTRATIVE FEES	0.00	20,000.00	4.13
AUTOMOBILE EXPENSES	572.08	13,106.12	2.71
BANK CHARGES	38.00	408.21	0.08
BUSINESS MANAGEMENT	7,730.00	27,730.00	5.73
BUSINESS MEALS	330.32	8,984.39	1.85
COMPUTER EXPENSE	51.99	1,243.86	0.25
CONSULTING FEES	0.00	50,300.00	10.40
MANUFACTURING SERVICES	714.81	714.81	0.14
DEPRECIATION EXPENSES	6,785.00	6,785.00	1.40
DUES AND MEMBERSHIPS	0.00	1,818.17	0.37
INDUSTRIAL DESIGNERS	5,085.00	109,639.88	22.67
EQUIPMENT RENTAL EXPENSE	0.00	5,206.28	1.07
FACILITIES MANAGER	0.00	18,000.00	3.72
INSURANCE	65.00	2,404.00	0.49
INTEREST EXPENSE	680.22	896.64	0.18
LEGAL FEES/EXPENSES	0.00	19,839.59	4.10
MESSENGER SERVICE	0.00	6.71	0.00
OFFICE SUPPLIES/EXPENSES	793.45	19,061.73	3.94
OUTSIDE SERVICES	1,050.00	1,050.00	0.21
PARKING	0.00	560.36	0.11
PER DIEMS	0.00	1,500.00	0.31
VIDEO PRODUCTION EXPENSE	2,100.00	29,155.00	6.03
POSTAGE	139.10	623.18	0.12
PROMOTION	0.00	1,587.05	0.32
PUBLICITY FEES AND EXP	0.00	7,000.00	1.44
RENT	4,500.00	36,500.00	7.54
REPAIRS AND MAINTENANCE	813.06	16,566.26	3.42
RESEARCH	116.70	1,390.28	0.28
SECURITY	112.73	1,842.98	0.38
TAXES, LICENSES, PERMITS & MISC	0.00	425.00	0.08
TAXES-FRANCHISE CURRENT YEAR	0.00	800.00	0.16

HACKROD INC
STATEMENT OF REVENUE AND EXPENSES
INCOME TAX BASIS
FOR THE 12 MONTH(S) ENDED DECEMBER 31, 2018

	For the month ended 12/31/18	Year-to-date through 12/31/18	ratio to ytd income
TELEPHONE	0.00	4,707.21	0.97
TRAVEL EXPENSE	1,819.07	96,655.98	19.99
UTILITIES	348.67	4,500.47	0.93
WEB HOSTING	0.00	525.00	0.10
TOTAL EXPENSES	**33,845.20**	**512,934.16**	**106.09**
NET INCOME/LOSS	**$ 416,154.80**	**$ (29,459.16)**	**-6.09**